COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

Received SEC
MAY 05 2008
Washington, DC 20549

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

May 1, 2008

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Re: Midas Touch International Holdings, Inc.
Offering Statement on Form 1-A
Filed June 13, 2007
File No. 24-10184

Ladies and Gentlemen:

On behalf of Midas Touch International Holdings, Inc. ("Midas" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated April 9, 2008, regarding Midas' offering statement on Form 1-A dated February 15, 2008. I also enclose five (5) copies of Amendment No. 4 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

Uses of Proceeds

Please revise the "Use of Proceeds" section to disclose the use of proceeds below $1,450,000. Also, the disclosure continues to refer to changing the use of proceeds without providing clear disclosure of the circumstances that would cause such changes . Instruction 6 to Item 5 of Offering Circular Model B requires disclosure of "certain contingencies which are adequately disclosed."

We have amended the Use of Proceeds by incorporating two additional tables to disclose the use of proceeds if only $300,000 and $100,000 were received, respectively. In addition, we have also provided clear disclosure of the circumstances that would cause changes to the use of proceeds.

We would very much appreciate your prompt review of Amendment No. 4 to Form 1-A and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,

cc: Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Avenue, Suite 202
Bay City, MI 48708

CF1-00122728